UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2024

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3431472
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue

Las Vegas, Nevada 89118

(Address of principal executive office)

(702)-960-7778

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

2

PART II

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) which may be accessed here. Unless otherwise indicated, the latest results discussed below are as of June 30th, 2024. The consolidated financial statements included in this filing as of December 31st, 2023 (audited) and June 30th, 2024 (unaudited).

Overview

Mystic Holdings, Inc. (the “Company” or “Mystic”) is a holding company which, through its wholly owned subsidiaries, is a fully integrated cannabis company in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and for recreational cannabis in 2016, Qualcan, LLC, Mystic’s wholly-owned operating subsidiary (“Qualcan”), has operated a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In addition to its wholesale operations, Mystic, through its wholly owned subsidiaries Qualcan LLC, Picksy, LLC and Picksy Reno, LLC (All of which also do business under the brand name Jade Cannabis Co.), operates three recreational/medical retail dispensaries (one in Clark County, one in City of Las Vegas and one in Reno). In March 2024, as part of Mystic’s expansion and growth plan, Qualcan LLC was awarded, by the State of Nevada Cannabis Control Board, the Full management rights of a cannabis cultivation and production operation situated on approximately 1200 acres in Tonopah Nevada. Qualcan LLC through its designee received court approval of the sale pursuant to an Asset Purchase agreement to acquire the licenses for production and cultivation as well as the accompanying land. The company is awaiting final approval by the CCB to finalize the transaction. That approval is expected to be approved before the end of 2024. Furthermore, Mystic plans to open another recreational dispensary in Carson City in 2025. As of June 30th, 2024 Mystic is also operating a non-cannabis food and beverage establishment.

The Company has solidified its Nevada footprint by becoming a vertically integrated company providing medical and recreational cannabis cultivation and production, and retail dispensary operations for high quality cannabis and cannabis consumer products. We intend to expand our wholesale operations to capture expected retail demand for our cultivation and production activities, including from our own retail locations that we plan to build (and license) or acquire. A key element of our strategic plan is to make acquisitions of or investments in complementary businesses, products, and technologies in the cannabis industry.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the cannabis industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Recent Developments

Regulation A+ Offering

On September 21, 2021, the Company received qualification from the SEC to proceed with the Company’s new public offering of its common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Current Reg A+ Offering”). Discussions and marketing efforts with investors are ongoing.

On September 30th 2022 our Reg A offering closed. This in combination with our first Reg A offering that closed on June 30th 2022 totaled $17,570,299.50.

Stock Quotation

In July 2021, the Company’s common stock became quoted for the first time on the Pink Open Market operated by the OTC Markets Group, Inc. (the “OTC Markets”), under the symbol “MSTH”. In August 2021, we submitted an application for quotation of the Company’s common stock for quotation on the OTCQX tier of the OTC Markets. On January 21st 2022 we were approved and quoted on the OTCQX.

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Exchange Offer Transaction

In August 2021, the Company launched an offering (the “Exchange Offer”) to holders of our common stock as of a record date of July 1, 2021, to exchange all properly tendered and accepted shares of our common stock for up to 150,000 newly issued shares of our series A preferred stock, par value $0.001 per share. Under the Exchange Offer, each holder of our common stock was entitled to, for each 1,000 shares of common stock held as of July 1, 2021, tender one share of common stock in exchange for one share of series A preferred stock. Holders of our series A preferred stock are entitled to 1,100 votes per share on all matters submitted generally to a vote of stockholders. The Exchange Offer period closed on September 20, 2021.

Results of Operations - Ended December 31st, 2023 Compared to Six-Months Ended June 30th, 2024

Gross revenue for the year ended December 31st, 2023 was $21,205,780 with $9,401,534 in gross profit, and Compared to June 30th, 2024 Gross revenue of $11,325,261 with $$6,143,796 in gross profit

Operating expenses for the year ended December 31st, 2023 were $14,422,543 and include depreciation of equipment expense of $841,347, amortization of intangible assets of $1,787,468 and selling, office and administration expenses of $11,409,341 and advertising expenses of $384,386. Compared to June 30th, 2024 were $8,917,040 and include depreciation of equipment expense of $420,674, amortization of intangible assets of $893,734 and selling, office and administration expenses of $7,406,210 and advertising expenses of $196,422.

Liquidity and Capital Resources

As of December 31st, 2023, we had cash of $(15,823) and accounts receivable of $704,567 compared to June 30th 2024 of cash $(125,160) and accounts receivable of $704,326. Management anticipates that going forward, we will be able to generate sufficient cash flows from our operating activities, especially with the upcoming inflows generated by the Tonopah farm and the opening of our new store in the Carson City.

As of June 30th 2024, our short-term debt consisted of the following:

	June 30th, 2024 (Unaudited)	December 31st, 2023 (Audited)
Notes Payable to Qualcan Cananda (1)	$501,509	$501,509
Note Payable to NY- OLGA (2)	$4,000	$4,000
Credit Card	$(509,742)	$146,259
Total short-term debt	$4,234	$651,768

(1)	Note payable to Qualcan Canada bearing no interest. Repayment of the note may be in cash or the Company’s common stock at such time and place to be decided by our Board of Directors. The noteholder does not have any right to convert the debt to stock.
(2)	This note is payable to an affiliate and bears 12% interest

Long-term Debt

As of June 30th, 2024 and December 31st, 2023, our long-term debt consisted of the following:

	June 30th,2024 (Unaudited)	December 31st, 2023 (Audited)
Auto Loan	$21,238	$26,082

Long-Term Debt	$21,238	$26,082

4

Related Party Transactions

As of June 30th, 2024 and December 31st, 2023, we had the following balances due from related parties:

	June 30th,2024 (Unaudited)	December 31st, 2023 (Audited)
Dal Toro Holdings II, LLC(1)	$(188,000)	$12,000
Green Wagon Holdings, LLC(2)	$5,519,772	$6,365,393
Panorama Crest, LLC(3)	$100,000	$100,000
Stella Marina/Blue Devil, LLC(4)	$(37,761)	$97,385
Sky Hi, LLC(5)	$(2,528,212)	$(2,837,748)
Leone Café Bakery, LLC(6)	$(474,053)	53,874
Barbizon PH1/Barracco Realty, LLC(7)	$(26,836)	$-

Total	$2,364,910	$3,790,904

(1)	Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity have decreased and are due on demand and bear no interest.

(2)	Green Wagon Holdings, LLC is an entity that shares affiliate ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related party are due on demand and bear no interest.

(3)	Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity are due on demand and bear no interest.

(4)	Blue Devil, LLC (formerly Stella Marina, LLC) is an entity owned by related parties of the Company and are used to charter airplane for business travel purpose. The balances due from this related party are due on demand and bear no interest.

(5)	Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. In accordance with the terms of the lease, as of December 31, 2021 Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021 Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with interest rate of 12% per annum.

(6)	Leone Café’ Holdings LLC, outsources its labor to Leone Café’ Bakery LLC, a payroll management company in which the Company holds a minority share. The balances due to this related entity have increased and are due on demand and bear no interest.

(7)	Barbizon PH1 LLC, and Barracco Realty LLC, are both real estate companies fully owned by one of the stockholders of the Company. The balance due to these entities are due on demand and bear no interest.

8% Convertible Debentures

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qual can Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

5

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the pincipal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not be redeemable by us or subject to voluntary prepayment prior to maturity.

On December 11, 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of June 30th, 2024 and December 31st, 2023, are $441,646 and $441,646, respectively.

CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher service and transaction fees to offset complicated and strict reporting requirements.

BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of June 30th, 2024 nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

1.	Qualcan, LLC, ( a subsidiary of Mystic holdings, Inc.) v. Desert Aire Wellness, LLC. (DAW) Following litigation arising out of DAW’s failure to repay a loan extended to it by Qualcan, the parties entered into a Settlement Agreement, wherein DAW agreed to pay Qualcan a total of One Million Six Hundred ($1,600,000.00) (“Settlement Amount”) over a thirty-six (36) month term, or by June 21, 2022, in accordance with the terms of the PSA. Per the PSA DAW was to make monthly purchases of goods from Qualcan bearing sole responsibility to ensure that a total of $1,600,000.00 of goods was ordered before the end of the term. To insure payment the parties executed the Confession of Judgment (COJ). DAW failed to purchase the full $1,600,000.00 of goods triggering a material breach of the Settlement Agreement. The unpaid balance was subject to interest, calculated daily and compounded monthly, at a rate of 18% per month. The court granted Qualcan’s motion to amend the COJ to account for the outstanding balance and interest, as set forth under the COJ. Qualcan sent DAW written notice of its intent to file the Confession of Judgment (COJ), and gave DAW the required opportunity to cure its material breach. However, DAW failed to do so, and as a result, Qualcan filed the COJ on April 4, 2023. On August 10, 2023, Qualcan filed and was granted the amended judgment against DAW in the amount of $3,944,749.35. On December 13, 2023, Qualcan indicated it would begin collection efforts on the Second Amended Judgment beginning on Friday, December 15, 2023. On December 14, 2023, DAW filed an Amended Notice of Appeal. DAW is appealing the Second Amended Judgment, notice of which was entered on November 14, 2023. On March 14, 2024 the Nevada Supreme Court dismissed the Appeal for lack of jurisdiction. The case has been remanded to District Court for further proceedings. The case was scheduled for an evidentiary hearing in October 2024. That date has been vacated and the parties are waiting for the court to reschedule. Qualcan is pursuing collection action on the Second Amended Judgment.

2.	Creative Flowers, LLC, v. Mystic Holdings, Inc. On September 7, 2023 Creative Flowers LLC, filed a complaint in the Eighth Judicial District Court, Clark County Nevada Case No.: A-23-872355-C alleging One Count of Negligence Per Se and One Count of Negligence. It is alleged that Qualcan negligently allowed individuals to tour the company’s cultivation facility which was targeted for the purpose of raising money for a company called Integrated Natural Resources (INR). INR was shut down by the SEC in May, 2023. The SEC accused INR of running a $60 million Ponzi scheme. It has been disclosed through court filing in the SEC v. INR case that Qualcan was targeted by INR. Specifically its principal Pat Williams. Qualcan had no relationship or knowledge of INR or its fraud scheme. Creative Flowers alleges that Qualcan failed in its duty by allowing these tours. Qualcan has put Creative Flowers on notice through correspondence that its filing of the complaint is a violation of NRCP 11(b). Qualcan asserts that there is no evidentiary basis for the complaint and that Creative Flowers’s failure to dismiss the complaint will result in a violation of Rule 11 and the company will file a case dispositive motion and seek sanctions if the case is not immediately dismissed. Qualcan complies with all government regulations regarding access to its facility and has no duty to third parties as alleged in the complaint. Qualcan has fully cooperated with the SEC in its investigation of INR.

The Court found that Plaintiff’s loss is purely economic loss and therefore cannot state a claim in tort. The Court granted Defendant Qualcan’s Motion to Dismiss and Denied Plaintiff’s request to file an amended Complaint. On February 14, 2024, the Court entered an order denying Plaintiff’s Motion for Reconsideration, finding that, even if interpreted as a Motion for Leave to File an Amended Complaint, Plaintiff’s Motion presents a futile effort to amend the Complaint and that Plaintiff’s allegations are not against Defendant, but rather, against an unnamed party: INR. Thereafter, on the 18th day of March, 2024, the Court considered, Defendants’ Motion for Attorney’s Fees and Plaintiff’s Countermotion for Leave to Amend its Complaint. The Court granted in part and denied in part Defendants’ Motion for Attorney’s Fees and granted Plaintiff’s Motion for Leave to Amend. As of the date of this filing Plaintiff has not amended the complaint and the case remains dismissed.

Item 2. Other Information

None.

Item 3. Financial Statements

6

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Mystic Holdings, Inc. and Affiliates

7

MYSTIC HOLDINGS INC. AND AFFILIATES

CONSOLIDATED BALANCE SHEETS

	June 30th, 2024 (Unaudited)	December 31st, 2023 (Audited)
ASSETS
Current Assets:
Cash	(125,160)	(15,823)
Accounts receivable, net	704,326	704,567
Inventory	2,430,084	2,348,356
Total Current Assets	3,009,250	3,037,100

Non Current Assets:
Due from related parties, net	2,364,910	3,790,905
Property, Equipment and Leasehold Improvements, Net	5,692,344	5,796,777
Intangible assets, net	12,717,660	13,611,394
Goodwill	5,824,104	5,824,104
Investments	100,000	100,000
ROU Assets	3,933,706	4,238,432
Other Assets	3,120,511	1,362,126
Total Non Current Assets	33,753,234	34,723,739
TOTAL ASSETS	$36,762,485	$37,760,839

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable and Accrued Expenses	3,915,816	2,513,132
Other Current Liabilities	3,993,736	3,375,525
Total Current Liabilities	7,909,552	5,888,657

Non Current Liabilities:
Convertible Debentures	441,646	441,646
Long Term Debt	4,242,531	4,141,782
Lease Liability	3,679,849	3,915,037
Uncertain Tax Benefit	2,281,159	2,004,153
Total Liabilities	18,554,736	16,391,275

Stockholders’ Equity:
Common stock, $0.001 par value; 200,000,000 shares authorized 150,376,946 shares issued and 49,623,053 shares outstanding	150,232	150,232
Preferred stock, $0.001 par value; 111,111 shares authorized 86,235 shares issued and 86,235 shares outstanding	86	86
Additional Paid in Capital	39,490,809	39,490,809
Less: Par Value of 34,081,591 shares of treasury stock	(34,082)	(34,082)
Accumulated Deficit	(21,399,297)	(18,237,480)
Total Stockholders’ Equity	18,207,748	21,369,564

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$36,762,485	$37,760,839

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MYSTIC HOLDINGS,INC. AND AFFILIATES

CONSOLIDATED STATEMENTS OF INCOME

	June 30th, 2024 (Unaudited)	December 31st, 2023 (Audited)

GROSS SALES	11,325,261	21,205,780
Returns	(11,948)	(25,405)
Discounts	(1,851,829)	(4,019,353)
NET SALES	$9,461,484	$17,161,022

COST OF GOODS SOLD	3,317,688	7,759,488

GROSS PROFIT	$6,143,796	$9,401,534

OPERATING EXPENSES
Advertising	196,422	384,386
Depreciation	420,674	841,347
Ammortization	893,734	1,787,468
Selling, Office and Administration	7,406,210	11,409,341
TOTAL OPERATING EXPENSES	8,917,040	14,422,543

INCOME (LOSS) FROM OPERATIONS	$(2,773,243)	$(5,021,009)

OTHER INCOME (EXPENSES)
Interest Expense	(158,248)	(73,194)
Other Expenses	(244,579)	(27,282)
Other Income	291,260	268,169
TOTAL OTHER INCOME	(111,568)	167,693

NET INCOME BEFORE PROVISION FOR INCOME TAXES	$(2,884,811)	$(4,853,316)

Provision for Income Taxes	(277,006)	(501,704)

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS	$(3,161,817)	$(5,355,020)

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CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Period ended June 30th, 2024
	Common Stock		Preferred Stock		Additional Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2024	150,376,946	150,232	86,235	86	39,490,809	(34,081,597)	(34,082)	(18,237,480)	21,369,565
Issuance of Common Stock	-	-	-	-	-	-	-	-	-
Conversion of Common Stock to Preferred Stock	-	-	-	-	-	-	-	-	-
Adjustments	-	-	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	-	-	(3,161,817)	(3,161,817)
Balance as on June 30th, 2024	$150,376,946	$150,232	$86,235	$86	$39,490,809	$(34,081,597)	$(34,082)	$(21,399,297)	$18,207,748

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Year Ended December 31st, 2023
	Common Stock		Preferred Stock		Additional Paid-in	Treasury Stock		Accumulated	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Equity	Deficiency

Balance, January 1, 2023	150,376,946	150,377	86,235	86	39,490,809	(34,081,597)	(34,082)	(12,882,460)	24,591,330
Issuance of Common Stock	-	(145)	-	-	-	-	-	-	(145)
Conversion of Common Stock to Preferred Stock	-	-	-	-	-	-	-	-	-
Net Income	-	-	-	-	-	-	-	(5,355,020)	(5,355,020)
Balance as on December 31, 2023	$150,376,946	$150,232	$86,235	$86	$39,490,809	$(34,081,597)	$(34,082)	$(18,237,480)	$21,369,562

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CONSOLIDATED STATEMENTS OF CASH FLOW

	June 30th, 2024 (Unaudited)	December 31st, 2023 (Audited)
Cash flows from Operating Activities
Net Profit/(Loss)	(3,161,817)	(5,355,020)
Adjustments to reconcile net loss to net cash provided by (used in) Operations:
Depreciation and amortization	1,314,408	2,628,815
Uncertain Tax Benefits	277,006	-
Change in Operating Assets and Liabilities:
Accounts Receivable	241	(183,348)
Other Assets	(1,758,385)	(154,298)
Inventory	(81,728)	2,009,333
Accounts payable and accrued expenses	1,402,684	943,608
Other Current Liabilities	1,140,456	1,649,689
ROU asset (ASC 842)	304,727	609,453
Lease liability non current (ASC 842)	(235,188)	(470,375)
Net cash provided from (used in) Operating activities	(797,597)	1,677,857

Cash flows from Investing activities
Acquisition of PP&E	789,009	(1,172,163)
Acquisition of Intangible Asset	-	(3,000,000)
Net cash provided from (used in) Investing activities	789,009	(4,172,163)

Cash flows from Financing activities
Loan to Related Party	(100,749)	(945,040)
Loan taken for business puchase	-	3,383,202
Issuance of Common Stock	-	(145)
Net cash provided from (used in) Financing activities	(100,749)	2,438,017

Net Change in cash	(109,337)	(56,289)
Net Change in cash classified within current assets held for sale
Cash at beginning of period	(15,823)	40,467
Cash at end of period	(125,160)	(15,823)

Other Supplemental Information
Interest paid, net of portion capitalized	158,248	73,194
Income Tax paid	-	-

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF BUSINESS ACTIVITIES

Mystic Holdings, Inc. is a holding company which, through its wholly owned subsidiaries, is engaged in the cannabis industry in the State of Nevada. Since obtaining Nevada wholesale licenses for the cultivation and production of medical cannabis in 2014 and recreational cannabis in 2017, Qualcan, LLC, the wholly owned operating subsidiary (“Qualcan”), constructed and operates a highly efficient, state-of-the-art 24,000 square foot cannabis cultivation and production facility with the capacity to produce as much as 600 pounds of sellable cannabis per month utilizing the latest concepts in agronomic farming practices and sustainable technologies. Qualcan’s facility adheres to best practices in quality control standards and regulatory compliance that are believed to be as good as or better than those used throughout the cannabis industry. Qualcan currently wholesales its products, which include cannabis flowers, edibles and concentrates, under the trademark “Qualcan” to state-licensed dispensaries utilizing METRC, a state-mandated tracking system.

In 2019 the company acquired two retail dispensaries from Medifarm LLC dba Blum, one located just east of the Las Vegas strip on Desert Inn (Blum DI) and the other on Virginia street in Reno (Blum Reno). It was also awarded two additional retail dispensary licenses, one in the city of Las Vegas and the other in Carson City, as a result of a legal challenge to the 2018 State license application process. The company completed a re-branding of the Blum dispensaries to Jade. Co. in 2021.

Mystic is a vertically integrated retail and wholesale cannabis company. It operates under Qualcan, Picksy LLC and Picksy Reno LLC, dba Jade Cannabis Co. with sub-brands including Lush Cannabis and Cosmic Cannabis brands. The company has a strong presence in the Nevada cannabis industry with a large cultivation and production facility, two operating dispensaries and two more in the development and construction phase. Mystic is among only a few licensees in a closed State with limited licenses.

On June 8th, 2023, Mystic Holdings completed the acquisition of café business through a fully owned LLC from YLPVD Coffee LLC, located east of Las Vegas. The license of the café is also taken over by Mystic Holdings on the same date.

The consolidated accounts of the Company include the accounts of Mystic Holdings, Inc., Qualcan, LLC, Picksy LLC, Picksy Reno LLC, Leone Café Holdings LLC, Q Tech LLC, and all other variable interest entities (VIE). All of these subsidiaries are owned 100% by Mystic Holdings, Inc. All significant intercompany accounts have been eliminated in consolidation.

NOTE 2: BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Mystic Holdings Inc. and affiliates (collectively “Mystic Holdings” or the “Company”). The basis used for the preparation and presentation of the financial statements is based on the needs of the financial statement users. Financial presentation under the accrual method (basis of presentation under accounting principle generally accepted in the United States) provides the best approach to present the financial statements with the appropriate revenues since accounts receivable, net of allowance for doubtful debts, can be recorded against appropriate expenses which are incurred in the same period to generate those revenues.

We conduct business through a variety of corporate structures, including subsidiaries, variable interest entity (VIE) and primary beneficiary. Subsidiaries are those where we exercise control through 100 % ownership, VIE are those where we have controlling interest despite not having a majority of voting rights and primary beneficiary are those where we retain the authority to direct the activities. All of the assets, liabilities, revenues and expenses of our subsidiaries, VIE and primary beneficiary are included in our consolidated financial statements. All significant intercompany transactions and balances are eliminated.

12

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective January 1, 2018, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. Under this method, the Company recorded the cumulative effect of initially applying the new standard to all contracts as of the date of adoption.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized for arrangements determined to be within the scope of ASC 606, the Company performs the following five steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The adoption of this guidance did not have a material effect on the Company’s financial position, results of operations or cash flow. Under the new standard, the Company recognizes a sale as follows.

Cannabis Dispensary, Cultivation and Production

The Company recognizes revenue from manufacturing and distribution product sales when our customers obtain control of our products. Revenue from our retail dispensaries is recorded at the time customers take possession of the product. Revenue from our retail dispensaries is recognized net of discounts, promotional adjustments and returns. We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, excise, and local taxes. These taxes are not included in the transaction price and are, therefore, excluded from revenue. Upon purchase, the Company has no further performance obligations and collection is assured as sales are paid for at the time of purchase.

Revenue related to distribution customers is recorded when the customer is determined to have taken control of the product. This determination is based on the customer specific terms of the arrangement and gives consideration to factors including, but not limited to, whether the customer has an unconditional obligation to pay, whether a time period or event is specified in the arrangement and whether the Company can mandate the return or transfer of the products. Revenue is recorded net of taxes collected from customers that are remitted to governmental authorities with collected taxes recorded as current liabilities until remitted to the relevant government authority.

13

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Due to the nature of the Company’s revenue from contracts with customers, the Company does not have material contract assets or liabilities that fall under the scope of ASC Topic 606.

Contract Estimates and Judgments

The Company’s revenues accounted for under ASC Topic 606, generally, do not require significant estimates or judgments based on the nature of the Company’s revenue streams. The sales prices are generally fixed at the point of sale and all consideration from contracts is included in the transaction price. The Company’s contracts do not include multiple performance obligations or material variable considerations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in hand/bank and highly liquid investments that are readily convertible into cash. The Company considers securities when purchased with maturities of three months or less to be cash equivalents. The carrying amount of these securities approximate fair market value because of the short-term maturity of these instruments. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000.

Leases

The Company assesses whether an arrangement is a lease, or contains a lease, upon inception of the contract. This assessment is based on: (1) whether the contract explicitly or implicitly involves the use of a distinct asset, (2) whether the Company obtains substantially all of the economic benefits from the use of that underlying asset during the term of the contract, and (3) whether the Company has the right to direct the use of the asset. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company recognizes most leases on its balance sheets as a right-of-use (“ROU”) asset representing the right to use an underlying asset and lease liability representing the obligation to make lease payments over the lease term, measured on a discounted basis. Leases are classified as either finance leases or operating leases based on certain criteria. Classification of the lease affects the pattern of expense recognition in the statement of operations. Lease expense for finance leases consists of the amortization of the ROU asset on a straight-line basis over the lesser of the asset’s estimated useful life or lease term and is included in operating expenses in the consolidated statement of operations. Interest expense on finance leases is calculated using the amortized cost basis and is included in interest expense in the consolidated statement of operations.

The Company made an accounting policy election available under ASC 842 to not recognize ROU assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease or January 1, 2022, for existing leases upon the adoption of ASC 842. The ROU assets also include any initial direct costs incurred and lease payments made on or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company uses the rate implicit in the lease.

14

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are carried at their estimated collectible amounts. Trade accounts receivable are periodically evaluated for collectability based on past credit histories with customers and their current financial conditions. Uncollectible trade accounts receivable is written off based on individual credit evaluation and specific circumstances of the customer. Trade accounts receivable are reported net of an allowance for doubtful accounts.

Credit is granted to the Company’s customers; consequently, its ability to collect the amounts due from their respective customers is affected by economic fluctuations in the respective industries.

The Company allows for estimated losses on accounts receivable based on prior bad debt experience and a review of existing receivables. Bad debt recoveries are charged against the allowance account as realized.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include advertising, insurance, and service or other contracts requiring up-front payments.

Cost of Goods Sold

Cost of goods sold includes the costs indirectly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, fees for services and processing, other expenses for services, and allocated overhead. Overhead expenses include allocations of rent, administrative salaries, utilities, and related costs.

Valuation of Inventory

Inventories are primarily comprised of raw materials, internally produced work in process, finished goods and packaging materials.

Costs incurred during the growing and production process are capitalized as incurred to the extent that the cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal, and transportation for inventories in process. The Company periodically reviews its inventory and identifies that which is excess, slow moving, and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold. The Company did not recognize any inventory reserves as of June 30, 2024, and December 31, 2023.

15

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Values Measurements

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are not measured at fair value on a recurring basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment. A general description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy, is included in each footnote with fair value measurements presented.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term marketable securities, accounts receivable, notes receivable, accounts payable, notes payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, notes receivable, accounts payable approximate their fair values based upon their short-term nature. The recorded values of notes payable and long-term debt approximate their fair values, as interest approximates market rates.

The fair value of a financial instrument is the amount that would be received in an asset sale or paid to transfer a liability in an orderly transaction between unaffiliated market participants. Assets and liabilities measured at fair value are categorized based on whether the inputs are observable in the market and the degree that the inputs are observable. The categorization of financial instruments within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The hierarchy is prioritized into three levels (with Level 3 being the lowest) defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value of the Company’s, short-term marketable securities were determined based on “Level 1” inputs. The Company does not have any financial instruments in the “Level 2” and “Level 3” category. The Company believes that the recorded values of all the other financial instruments approximate their current fair values because of their nature and relatively short maturity dates or durations.

There have been no changes in Level 1, Level 2, and Level 3 and no changes in valuation techniques for these assets or liabilities for the periods ended June 30, 2024, and December 31, 2023.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FASB ASC 825-10 requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statements of financial condition for cash and cash equivalents approximate those assets’ fair values. Investment securities which consist of marketable securities - Fair values for investment securities are based on quoted market prices, where available.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The Company has a policy of capitalizing purchases over $5,000. Expenditures for routine maintenance and repairs on property and equipment are charged to expense.

The Company reviews long lived assets for impairment when circumstances indicate the carrying value of an asset may not be recoverable based upon the undiscounted future cash flows of the asset. If the carrying value of the asset is determined not to be recoverable, a write down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals as appropriate. We review long lived assets for impairment at the individual asset or asset group level for which the lowest level of independent cash flows can be identified.

Depreciation is provided for financial reporting purposes utilizing both the accelerated and straight-line methods over the estimated useful lives of the assets, which are as follows;

Machinery and Equipment	3-5 years
Furniture and Fixtures	5-7 years
Software	3 years

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. In accordance with ASC 350, “Intangibles—Goodwill and Other, “goodwill and other intangible assets with indefinite lives are no longer subject to amortization but are tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired.

17

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company reviews the goodwill allocated to each of our reporting units for possible impairment annually as of first day of the fourth quarter each fiscal year and whenever events or changes in circumstances indicate carrying amount may not be recoverable. In the impairment test, the Company measures the recoverability of goodwill by comparing a reporting unit’s carrying amount, including goodwill, to the estimated fair value of the reporting unit.

The carrying amount of each reporting unit is determined based upon the assignment of our assets and liabilities, including existing goodwill and other intangible assets, to the identified reporting units. Where an acquisition benefit only one reporting unit, the Company allocates, as of the acquisition date, all goodwill for that acquisition to the reporting unit that will benefit. Where the Company has had an acquisition that benefited more than one reporting unit, The Company has assigned the goodwill to our reporting units as of the acquisition date such that the goodwill assigned to a reporting unit is the excess of the fair value of the acquired business, or portion thereof, to be included in that reporting unit over the fair value of the individual assets acquired and liabilities assumed that are assigned to the reporting unit.

If the carrying amount of a reporting unit is in excess or its fair value, the Company recognizes an impairment charge equal to the amount in excess.

Intangible Assets

Intangible assets continue to be subject to amortization, and any impairment is determined in accordance with ASC 360, “Property, Plant, and Equipment, “intangible assets are stated at historical cost and amortized over their estimated useful lives. The Company uses a straight-line method of amortization, unless a method that better reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up can be reliably determined. The approximate useful lives for amortization of our intangible assets are as follows:

Dispensary Licenses	14 Years

The Company reviews intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset, a product recall, or an adverse action or assessment by a regulator. If an impairment indicator exists, we test the intangible asset for recoverability. For purposes of the recoverability test, we group our amortizable intangible assets with other assets and liabilities at the lowest level of identifiable cash flows if the intangible asset does not generate cash flows independent of other assets and liabilities. If the carrying value of the intangible asset (asset group) exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the intangible asset (asset group), the Company will write the carrying value down to the fair value in the period identified.

The Company calculates fair value of our intangible assets as the present value of estimated future cash flows the Company expects to generate from the asset using a risk-adjusted discount rate. In determining our estimated future cash flows associated with our intangible assets, The Company uses estimates and assumptions about future revenue contributions, cost structures and remaining useful lives of the asset (asset group).

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets that have indefinite useful lives are tested annually for impairment and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of the asset group exceeds its fair value.

Other Assets

Other assets comprise primarily of deposits for the purchase of real property and security deposits for leased properties in Nevada. The deposits for the purchase of real property are reclassified to Property and Equipment once the purchase is final.

Income Taxes

Income Taxes Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires an estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts due to the probability of various possible outcomes. The Company reevaluates uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

The provision for income taxes consists of the following:

in dollars	June 30th, 2024	December 31st, 2023

Net Revenue	$9,461,484	$17,161,022
280E Allocation	$(3,317,688)	$(7,759,488)
Net income	$6,143,796	$9,401,534
Net Operating Loss Carryforwards	$-	$-
Net Taxable Income	$6,143,796	$9,401,534
Permanent Differences
Ammortization	$893,734	$1,787,468
Depreciation	$420,674	$841,347
Other Administrative expenses	$740,621	$1,179,373
Leone Café Expenses	$2,769,693	$3,204,280
Net Taxable Income	$1,319,074	$2,389,066
Provison for Taxable Income	$277,006	$501,704

19

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising

The Company expense all advertising costs as incurred. Advertising expenses for the period ended June 30, 2024, and for the year ended December 31, 2024 were $196,422 and $384,386 respectively.

NOTE 4: ACCOUNTS RECEIVABLE

0As of June 3, 2024, and December 31, 2023, the company carried accounts receivable of $704,326 & $704,567 respectively. The industry in which the company operates does not have large amounts of accounts receivable at any given time. The company provides credit terms to certain customers which usually are net 30 days. The company has not experienced any bad debts in previous years, and it reasonably believes to collect all its accounts receivable as of June 30, 2024. As of June 30, 2024, and December 31, 2023, no allowance for doubtful accounts was deemed necessary.

NOTE 5: INVENTORY

As of June 30, 2024, and December 31, 2023, the Company carried the following inventory balances. The company did not recognize any obsolete in inventory due to impairment or damages in its inventory during the years 2022 and 2021.

NOTE 6: OTHER ASSETS

Other assets comprise primarily of security deposits for purchase of cannabis related equipment to be used in cultivation facility. This also consists of ROU asset due to adoption of ASC-842. The deposits will be classified to Property and Equipment once the purchase is final.

	June 30th, 2024	December 31st, 2023
Raw Materials	47,609	424,752
Work in Progress	1,864,268	1,108,377
Finished Goods	518,207	815,227
Total	$2,430,084	$2,348,356

20

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Depreciation expense for the period ended June 30, 2024 and year ended 2023 was $420,674 and $841,347 respectively.

in dollars	June 30th, 2024	December 31st, 2023

Furniture and Equipment	2,357,478	2,272,120
Leasehold Improvements	6,556,436	6,395,269
Vehicle	210,200	143,010
Computer Hardware and Software	173,275	170,750
Subtotal	9,297,389	8,981,149

Accumulated Depreciation	(3,605,045)	(3,184,372)
Net Total	$5,692,344	$5,796,777

NOTE 8: INTANGIBLE ASSET AND GOODWILL

Goodwill

Goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired less assumed liabilities.

Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The Company conducts its annual goodwill impairmentassessment as of the last day of the third quarter, or more frequently under certain circumstances. For the purpose of the goodwill impairment assessment,the Company has the option to perform a qualitative assessment (commonly referred to as “step zero”) to determine whether further quantitative analysis for impairment of goodwill or indefinite-lived intangible assets is necessary or a quantitative assessment (“step one”) where the Company estimates thefair value of each reporting unit using a discounted cash flow method (income approach). Goodwill is assigned to the reporting unit, which is the operatingsegment level or one level below the operating segment.

Mystic Holdings expanded its operations in 2023 by acquiring a Café, a well-established business, and as a part of the acquisition process, the company recognized an intangible asset, Goodwill, amounting to $1 million on its balance sheet.

The balance of goodwill at June 30, 2024, and December 31, 2023, was $5.82 million and $5.82 million, respectively and was attributed to the Cannabis reportable segment.

21

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the changes in the carrying amount of goodwill for the period ended June 30th, 2024:

Goodwill
Balance, December 31, 2023	5,824,104
Goodwill acquired during the period	-
Accumulated Impairment loss	-
Balance, June 30, 2024	$5,824,104

The Company completed a preliminary step one assessment as of January 1, 2021 and concluded no adjustment to the carrying value of goodwill was required. The results of the Company’s 2021 and 2020 goodwill impairment assessments indicated that no other goodwill impairment existed.

Intangible Assets, Net

Intangible assets consisted of the following as of June 30, 2024, and December 31, 2023:

	June 30, 2024
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses & Lease Buyout	14	18,492,206	5,774,545	12,717,660
Subtotal		18,492,206	5,774,545	12,717,660

Total Intangible Assets, Net		18,492,206	5,774,545	12,717,660

22

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 31, 2023
	Estimated Useful Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Dispenary Licenses	14	18,492,206	4,880,811	13,611,395
Subtotal		18,492,206	4,880,811	13,611,395

Total Intangible Assets, Net		18,492,206	4,880,811	13,611,395

The Company recorded amortization expense of $893,734 and $1,787,468 for the period ended June 30, 2024, and for the year ended December 31, 2023, respectively.

NOTE 9: ACCOUNT PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

in dollars	June 30th, 2024	December 31st, 2023

Accounts payable and Accrued Expenes	3,915,816	2,513,132

	3,915,816	2,513,132

The accounts payable and accrued expenses consist of trade payables arising from the company’s normal course of business.

23

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: OTHER LIABILITIES

Other liabilities consist of the following:

in dollars	June 30th, 2024	December 31st, 2023
Payroll Tips Payable	3,987	3,987
Interest Payable	243,962	243,962
Payroll Liabilities	3,158,783	1,582,784
Income Tax Payable	795,404	293,700
Lease Liability	749,388	749,388
Provision for Income Tax	-	501,704
Other Current Liabilities	(957,788)	-
	3,993,736	3,375,525

NOTE 11: SHORT-TERM DEBT

Short term Debt Consists of the following:

	June 30, 2024	December 31, 2023
Note Payable to Qualcan Canada bearing no interest payment.
Repayment of the note could be in cash or compnay’s stock
at such a time and place to be decided by the board of directors.
The holder of the note does not have any right to conversion.	501,509	501,509

Credit Card	($509,742)	146,259
Loan- NY- OLGA	4,000	4,000
Total Short-term Debt	$4,234	$651,768

NOTE 12: LONG-TERM DEBT

Long-term debt consists of the following:

	June 30, 2024	December 31, 2023

Auto Loan	21,238	26,082

Total Long-term debt	21,238	26,082
Less: current maturities	(9,317)	(9,317)
Long-Term Debt	$11,921	$16,765

24

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: RELATED PARTIES

From time to time the Company is involved in transactions with related parties. The Company had the following balances due from related parties as of:

in dollars	June 30, 2024	December 31, 2023
Dal Taro Holding II, LLC	(188,000)12,000	12,000
Green Wagon Holding, LLC	5,519,772	6,365,393
Panaroma Crest, LLC	100,000	100,000
Stella Marina/Blue Devil, LLC	(37,761)	97,385
Sky Hi, LLC	(2,528,212)	(2,837,748)
Leone Café Bakery, LLC	(474,053)	53,874
Barbizon PH1/Barracco Realty, LLC	(26,836)	-
	2,364,910	3,790,905

Dal Toro Holdings II, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2024, and December 31, 2023, are due on demand and bear no interest.

Green Wagon Holdings, LLC is an entity that shares common ownership with the Company and leases building space to the Company on a month-to-month basis as further explained in Note 14. The balance due from related party includes balances paid for the purpose of down payment made for the purchase of three new buildings at Wagon Trail, Sky Point Drive and Reno location in the state of Nevada. The balances due from this related entity June 30, 2024, and December 31, 2023,, are due on demand and bear no interest.

Panorama Crest, LLC is one of the stockholders of the Company. The balances due from this related entity as of June 30, 2024, and December 31, 2023,, are due on demand and bear no interest.

Blue Devil LLC (formerly Stella Marina LLC) is entity owned by related parties of the Company and is used to charter airplane for business travel purposes. The balances due from this related entity as of June 30, 2024, and December 31, 2023,, are due on demand and bear no interest.

Sky Hi, LLC, is an entity controlled by related parties of the Company. Mystic leases the space for the City of Las Vegas Dispensary located at 6050 Sky Pointe Dr. Las Vegas, NV 89130 from Sky Hi, LLC. accordance with the terms of the lease, as of December 31, 2021, Mystic paid $1,028,000 to Sky Hi, LLC, in exchange for an option to purchase the real estate for the City of Las Vegas Dispensary. On December 31, 2021, Mystic issued a short-term promissory note for $2,900,000 to Sky Hi, LLC with an interest rate of 12% per annum.

Leone Café’ Holdings LLC, outsources its labor to Leone Café’ Bakery LLC, a payroll management company in which the Company holds a minority share. The balances due to this related entity have increased and are due on demand and bear no interest.

Barbizon PH1 LLC, and Barracco Realty LLC, are both real estate companies fully owned by one of the stockholders of the Company. The balance due to these entities are due on demand and bear no interest.

25

MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14: CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base. Also, the credit term determines the amount of receivables along with the concentration of customers determining single purchasers on credit.

As new legal enterprises, marijuana growers, distributors and dispensaries need financial services like those required by other businesses. But local banks and credit unions in many jurisdictions are still subject to laws prohibiting the offering of business accounts and services to organizations involved in cannabis production and distribution. At the federal level, U.S. law still forbids commerce in marijuana. While the U.S. Department of Justice has indicated that it will defer to the legislative intent of individual states regarding legalization, overlapping federal and state banking laws still present real risk management uncertainties for financial organizations.

Furthermore, only about one in 30 banks or credit unions in the U.S. currently accepts marijuana-related businesses as clients. Those providing services often require much higher servicing and transaction fees to offset complicated and strict reporting requirements.

NOTE 15: BUSINESS RISK

The Company’s primary business, cultivation and production of medical cannabis and recreational cannabis, is heavily regulated state levels although remains illegal at the federal level in the United States. While the Company is unable to predict what regulatory changes may occur or the impact on the Company of any particular change, the Company’s operations and financial results could be negatively affected. Further, the Company operates in a highly regulated industry, which may limit the Company’s ability to price its services at levels that the Company believes appropriate. These competitive factors may adversely affect the Company’s financial results.

NOTE 16: DEBENTURES

The principal amount under the debentures is convertible into shares of our common stock at any time at the option of the holder; provided, that, if on or before the maturity date, the Canadian Public Offering is consummated, 100% of the outstanding principal amount of the debentures will be automatically converted into common shares of Qualcan Canada. The conversion price of the debentures issued in the First 2019 Private Placement is CA$0.30 ($0.23) per share and the conversion price of the debentures issued in the Second 2019 Private Placement is CA$0.80 ($0.60) per share. The conversion price is subject to adjustment in the event of specified dilutive or accretive events, such as stock splits and stock combinations. The principal amount and accrued interest under the debentures are payable by us upon the earlier to occur of the closing of the Canadian Public Offering or 12 months after the date of issuance. The debentures bear interest at an annual cumulative rate of 8.0%, due and payable in cash on the maturity date.

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, the holders of the debentures will receive, in preference to any distribution of any of our assets to the holders of any of our other debt securities or credit facilities, an amount equal to the unpaid and unconverted principal amount of their debentures and any accrued and unpaid interest on the debentures. The holders will be paid in preference to any of our unsecured creditors and will be paid pro rata in proportion to the principal number of debentures held by the holders (together with the holders of the debentures issued in the Second Mystic Financing) if the available assets are not sufficient to repay the debentures. The debentures are unsecured, general obligations of our company. The debentures are not redeemable by us or subject to voluntary prepayment prior to maturity.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 11, 2020, the Company settled principal amount of the debenture of $6,999,987 through the issuance of 16,955,336 common shares of the company and was convertible into common shares of the company at a conversion price of CA$0.30 and CA$0.80 per share. The accrued interest associated with debenture has been terminated upon conversion.

The carrying value of the Debentures, as of June 30, 2024 and December 31, 2023, are $441,646 and $441,646 respectively.

NOTE 17: COMMITMENTS AND CONTINGENCIES

Uncertain Tax Position

The Company follows the FASB Accounting Standards Codification, which provides guidance on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2024, the Company had uncertain tax positions that qualify for the recognition of $277,006. The company did not recognized additional uncertain tax position as of December 31, 2023. As such, the uncertain tax position in the balance sheet totals $2,281,159 as ofJune 30, 2024. The Company’s policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the financial statements. No interest and penalties were recorded during the years ended June 30, 2024, and December 31, 2023. Generally, the tax years before 2018 are no longer subject to examination by federal, state or local taxing authorities.

Litigation

The Company is involved, from time to time, in disputes and claims incidental to the conduct of its business. The company reviews any such legal proceedings and claims on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. Based upon present information, the company determined that there were no matters that required an accrual as of June 30, 2024, nor were there any asserted or unasserted material claims for which material losses are reasonably possible.

NOTE 18: SEGEMENT REPORTING

At December 31, 2023 our reportable segments were (i) Cultivation, consisting of business carried over at the cultivation location (ii) Dispensary, consisting of business carried over at various different locations (iii) Café, consisting of business carried over from a restaurant business. The details of Segment are as follows:

in dollars	Cultivation	Dispensary	Café	Total
Particulars
Net Revenue	1,397,322	5,484,436	2,579,726	9,461,484
Cost of Reveue	509,415	1,999,432	808,841	3,317,688
Gross Profit	887,908	3,485,004	1,770,884	6,143,796

Amortization	167,695	658,196	67,844	893,734
Depreciation	76,593	300,625	43,455	420,674
Selling, Office and Administration	968,387	3,800,880	2,833,365	7,602,632
Net Income	(324,767)	(1,274,697)	(1,173,779)	(2,773,243)

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19: LEASE AGREEMENTS

The Company leases building space from Green Wagon Holdings, LLC, a related party entity, on a month-to-month basis. The Company has elected to apply the alternative accounting and disclosures for certain variable interest entities provided to private companies pursuant to generally accepted accounting principles as it related to the lease with Green Wagon Holdings, LLC.

Periods	Basic Monthly Rent
June 1, 2023 through May 31, 2024	$42,000 per month
June 1, 2024 through May 31, 2025	$43,260 per month
June 1, 2025 through May 31, 2026	$44,560 per month

The rent increase 3% per year after the year 2025.

On May 31, 2019, MediFarm LLC renewed the lease agreement with Vegas Godspeed LLC for the operation of its division Jade- Desert Inn (previously known as Blum Desert Inn) at the street address of 1130 Desert Inn Road, Las Vegas, NV 89109, in Las Vegas, Nevada. The lease term of six years expired on May 31, 2024 and is now on month-to-month basis at $14,620.

The scheduled rental payment as per the lease agreement is as follows:

The company assumed the prior lease agreement between Green Wagon Reno, LLC and Medi Farm I, LLC upon taking control over Medi Farm I LLC for its Jade Reno (previously known as Blum Reno) facility as on January 1, 2020. The rent per lease agreement is $15,000 per month with adjustment upon renewal.

Total rent expenses for the period ended June 30, 2024 and for the year December 31, 2023 were $384,123 and $768,246 respectively. The balance has increased due to implication of ASC- 842 In 2022. The lease liability as per ASC 842 is further classified as:

Current portion of lease liability	$749,388
Non-current portion of lease liability	$3,679,849

The current portion of lease liability is shown under current liabilities and the non-current portion of lease liability is shown as long-term debt under non-current liabilities.

NOTE 20: STOCK OPTION

Performance Incentive Plan

On September 2019, the shareholders approved the Company’s 2019 Performance Stock Option, (the “Stock Option”). Under the terms of the Incentive Plan, up to 13,000,000 shares of common stock may be granted. The Stock Option is administered by the Compensation Committee which is appointed by the Board of Directors. The Committee determines which key employee, officer or director on the regular payroll of the Company, or outside consultants, shall receive stock options. Granted options are exercisable after two years from the date of grant in accordance with the terms of the grant up to five years after the date of the grant. The exercise price of any incentive stock option or nonqualified option granted under the Incentive Plan may not be less than 100% of the fair market value of the shares of common stock of the Company at the time of the grant.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options:

The following options were issued to employees and non-employee Board of Directors and consultants in accordance with the Company’s Performance Incentive Plan.

Grant Date	Number of Options	Exercise Price	Expiration Term

30-Sep-19	4,000,000	0.30	5 Years
30-Sep-19	8,863,500	0.80	5 Years
30-Sep-19	70,000	1.00	5 Years

As of the date of this filing, the Company has extended all incentive stock options expiring on September 30th, 2024 for three more years, up to September 30th, 2027.

Activity in stock options, including those outside the Performance Incentive Plan, for period-end June 30, 2024, is summarized as follows:

	Shares Under	Average
	Options	Exercise Price

Balance, June 30, 2024	12,933,500	0.65
Options Granted	-	-
Options Exercised	-	-
Options Cancelled/Expired	-	-
Balance, June 30, 2024	12,933,500	0.65

All the options listed in the above table have no intrinsic value, as their exercise prices are all in excess of the market value of the Company’s common stock as of June 30, 2024.

NOTE 21: REGULATION A SUBSCRIPTION

On May 5, 2022, Mystic Holdings, Inc. (the “Company”) completed final closing in the amount of its offering of the Company’s common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings (the “Offering”). The total of $ 1,056,249 as of December 31, 2022, in its Consolidated Balance Sheets. In 2022, Mystic Holdings offered on a best-efforts basis up to a maximum of 710,053 shares of common stock for the price of $1.50 per share, with the par value of $0.001 per share.

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MYSTIC HOLDINGS INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: RECENT ACCOUNTING GUIDANCE

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 22: EMPLOYEE RETAINTION CREDIT UNDER SECURE ACT

The company is eligible for the Employee Retention Credit (“ERC”) under the CARES Act. $ 2,356,526 was approved and\or received prior to December 31, 2022, in a combination of unpaid employment taxes for the quarters ending September 31, 2021, and Form 941 Employer Quarterly Federal Tax Return refund payments for the quarter ending March 31, 2020, to December 31, 2021.

The company owed employment tax liabilities to Internal Revenue Service for multiple quarters of 2021,2022, and 2023. The internal revenue service adjusted the ERC refund due under Cares Act to company by $1,785,179 and balanced of $ 571,346 was refunded. No ERC refunds were received during the six-months ended June 30, 2024.

The Company on its 2022 consolidated financial statements presented ERC of $ 2,356,526 as Grant and Assistance under other income in the statement of income and expenses. Similarly, the company adjusted its other liabilities by $1,785,179 for the amount that IRS adjusted for its previous employment tax liabilities.

NOTE 23: SUBSEQUENT EVENTS

In accordance with ASC 855, the Company evaluated subsequent events through October 15, 2024 the date these financial statements were issued.

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

2.1*	Amended and Restated Articles of Incorporation of Mystic Holdings, Inc. dated June 14, 2021 (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

2.2*	Amended and Restated By-laws of Mystic Holdings, Inc. dated May 20, 2021 (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.1*	Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock of Mystic Holdings, Inc (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.2*	Form of C$0.30 8% Convertible Debenture from First 2019 Private Placement (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.3*	Form of C$0.80 8% Convertible Debenture from Second 2019 Private Placement (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

3.4*	Secured Promissory Note, dated as of February 23, 2021, by Picksy LLC in favor of Medifarm LLC (incorporated by reference to Exhibit 6.13 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.5*	Secured Promissory Note, dated as of August 12, 2021, by Picksy Reno LLC in favor of Medifarm I LLC (incorporated by reference to Exhibit 6.14 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.6*	Promissory Note, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

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3.7*	Secured Convertible Promissory Note, dated as of January 20, 2021, by Mystic Holdings, Inc. in favor of CEG Capital, LLC (incorporated by reference to Exhibit 6.17 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

3.8*	Form of Mystic Holdings, Inc. Incentive Stock Option Agreement (incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.1*	Form of Letter Agreement re: Extension of Maturity of 8% Convertible Debentures (incorporated by reference to Exhibit 6.17 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.2*	Asset Purchase Agreement, dated as of May 8, 2019, between Picksy LLC and MediFarm LLC (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.3*	Asset Purchase Agreement, dated as of August 19, 2019, between Picksy Reno, LLC and MediFarm I LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.4*	Letter Agreement, dated as of January 30, 2020, by and among Medifarm LLC, Picksy LLC, MediFarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.12 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on February 10, 2020).

6.5*	Letter Agreement, dated as of August 3, 2020, by and among Medifarm I LLC and Picksy Reno LLC (incorporated by reference to Exhibit 6.14 to the Company’s Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A POS filed with the SEC on September 15, 2020).

6.6*

Letter Agreement, dated as of October 22, 2020 by and among Medifarm I LLC, Picksy Reno LLC, Mystic Holdings, Inc. and Terra Tech Corp. (incorporated by reference to Exhibit 6.15 to the Company’s Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A POS filed with the SEC on November 6, 2020).

6.7*	Common Stock Purchase and Working Capital Loan Agreement, dated as of October 19, 2017, between Mystic Holdings, Inc. and Ketores Holdings, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.8*	Advisory Agreement, dated as of February 23, 2021, by and between Mystic Holdings, Inc. and Michael Nahass (incorporated by reference to Exhibit 6.18 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

6.9*	Amended Commercial Lease Agreement, dated as of June 30, 2016, between Qualcan, LLC and Green Wagon, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 10, 2019).

6.10*	Lease Addendum to Amended Commercial Lease Agreement, dated as of January 1, 2021, between Qualcan LLC and Green Wagon LLC (incorporated by reference to Exhibit 6.20 to the Company’s Offering Statement on Form 1-A filed with the SEC on September 9, 2021).

10.1*	Power of Attorney (set forth on signature page hereto).

* Previously filed.

# Indicates management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on October 15, 2024.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

This Semiannual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lorenzo Barracco	Chief Executive Officer and Chairman	October 15, 2024
Lorenzo Barracco	(principal executive officer)

/s/ Michael Cristalli*	President and Director	October 15, 2024
Michael Cristalli

/s/ Heather Cranny*	Chief Financial Officer, Treasurer	October 15, 2024
Heather Cranny	Secretary (principal financial and accounting officer) and Director

/s/ Joanna DeFilippis*	Chief Operating Officer and Director	October 15, 2024
Joanna DeFilippis

/s/ Sigmund (Sig) Rogich*	Director	October 15, 2024
Sigmund (Sig) Rogich

/s/ Alexander Scharf*	Director	October 15, 2024
Alexander Scharf

*By:	/s/ Lorenzo Barracco	October 15, 2024
Lorenzo Barracco
Attorney-in-Fact

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